(Not for Distribution to US newswire Services or for dissemination in the United States)
Evolving Gold Corp Announces Closing of Non-Brokered Offering of $587,500

April 24, 2007, Vancouver, British Columbia: Evolving Gold Corporation (CNQ: GOLD) (OTCBB: EVOGF) (the “Company”) is pleased to announce the closing of a non-brokered offering for gross proceeds of $587,500.00 by way of the issuance of 2,350,000 units (the “Units”) of the Company at a price of $0.25 per Unit . Each Unit consists of one common share and one transferable common share purchase warrant. Each warrant is exercisable at any time for one common share at a price of $0.35 for a period of two years following closing. Finders’ fees of 55,000 Units were issued with respect to the non-brokered offering.

The net proceeds from the financing will be used for the acquisition and exploration of mineral properties in Nevada and New Mexico and for general working capital purposes.

About Evolving Gold Corp.
Evolving Gold Corp. is a Canadian-based precious mineral exploration and development company focused on projects in SW United States, in particular Nevada. A strong team of highly experienced geo-science and financial professionals positions Evolving for aggressive acquisition and development of prospective gold properties.

On Behalf of the Board of Directors
EVOLVING GOLD CORPORATION

“Lawrence Dick”
Dr. Lawrence A Dick
President and Director
Tel: 604 685 6375 or 1-866-604-3864
www.EvolvingGold.com

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.
Not For Distribution to U.S. Newswire Services or for Dissemination in The United States

Suite 1500 – 885 West Georgia Street, Vancouver, B.C., Canada, V6C 3E8
Tel. 604 685-6375 Fax. 604 683-8125 Email. info@evolvinggold.com Web. www.evolvinggold.com
CNQ: GOLD OTC-BB: EVOGF